USA VIDEO INTERACTIVE CORP.

02034951

May 29, 2002

02 JUN 18 AM 11:18

Securities and Exchange Commission
Office of International Finance
450 - 5th Street NW
Washington, D.C. 20549

SUPPL

FILE #82-1601

Dear Sir/Madam:

Re: USA Video Interactive Corp. (the *"Company"*)
<u>News Release</u>

Enclosed for your reference is a copy of the Company's recent News Release, which was delivered to an acceptable dissemination service with instructions for "Immediate Release".

Yours truly,

USA VIDEO INTERACTIVE CORP.

"Anton (Tony) J. Drescher"

PROCESSED
JUN 26 2002
THOMSON FINANCIAL

Per:
Anton (Tony) J. Drescher
Director

dw 6/19

/cg
Encl.

#507, 837 West Hastings Street
Vancouver, BC V6C 3N6

☎(604) 685-1017
Fax (604) 685-5777

PRIVATE PLACEMENT OF UP TO 10,000,000 UNITS

May 29, 2002 - MYSTIC, CONNECTICUT – USA Video Interactive (OTCBB: **USVO**; CDNX: **US**; BSE/Frankfurt: **USF**; http://www.usvo.com/) announces that it has arranged a private placement of up to an aggregate of 10,000,000 units in the capital stock of **USA Video** to various investors at a price of $0.07 US ($0.11 Cdn.) per unit. Each unit consists of one common share and one non-transferable share purchase warrant (the *"Warrant"*). Each one Warrant entitles the holder thereof to purchase an additional one common share at a price of $0.085 US ($0.13 Cdn.) per share, exercisable for a period of two years from the date of payment for the units. The 10,000,000 common shares to be issued as part of the units and the 10,000,000 common shares that may be issued upon conversion of the Warrants are subject to a 12-month hold period from the date of payment for the units. Insiders of the Company will be participating in this financing. The issuance of the private placement units is subject to regulatory acceptance.

The private placement proceeds will be utilized for the ongoing marketing of **USA Video's** Video-on-Demand™ technology, patent enforcement including the pursuit of licensing agreements and for general working capital.

About USA Video Interactive

USA Video Interactive is an international designer and supplier of high-tech Internet streaming video and video-on-demand systems, services and innovative end-to-end solutions. Its StreamHQ™ media delivery services are focused on creating revenues for customers and reducing their Internet costs. StreamHQ™ encompasses the entire media experience from source to viewing, including content production; content encoding; asset management; media and application hosting; multi-mode content distribution; and transaction data capture, reporting and analysis. StreamHQ™'s design leverages the capabilities of the Internet while bypassing its latencies, with high availability, reliability, flexibility, scalability and cost-effectiveness. USVO holds the pioneering patent for store-and-forward video, filed in 1990 and issued by the United States Patent and Trademark Office on July 14, 1992. It has been cited by at least 145 other patents. USVO holds similar patents in Canada, England, France, Spain, Italy and Germany, and has a similar patent pending in Japan. The USVO patented video technology gives users full-motion video; the flexibility of standard, VCR-like controls; and the convenience of a standard internet-browser format for access. It provides video images significantly faster and at a higher degree of resolution than with previously available methods; significantly overcomes bandwidth restrictions; and eliminates the blockiness and slowness of current technologies. USVO is developing patented Wavelet compression technology that will further enhance the company's ability to deliver unique capabilities as part of StreamHQ™. For more information, visit *www.usvo.com*

USA Video Interactive Corporate Headquarters Office: 70 Essex Street; Mystic, CT 06355; (800) 625-2200; (860) 572-1560. Canada Office: 837 West Hastings Street; Suite #507; Vancouver, B.C. V6C 3N6. Trading symbol on the OTCBB: USVO; Trading symbol on The TSX Venture Exchange US; Trading Symbol on the Berlin and Frankfurt Stock Exchanges: USF. Standard & Poors Listed. CUSIP 902924208. The TSX Venture Exchange (TSX) has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. For more information contact: Kevin Yorio, 860-572-1560; info@usvo.com